

Report for the Third Quarter of 2003

KRONES

A selection of KRONES Group company data
01.01.03–30.09.03

	30.09.03*	30.09.02	Difference
	million €	million €	%
Sales	1,064.7	981.1	8.5 %
Profit after tax	45.9	43.8	4.8 %
Cumulative orders received**	1,072.5	1.030.4	4.1 %
Orders on hand **	621.7	669.1	–7.1 %
Investments	31.7	40.7	–22.1 %
Earnings per share (in €) ***	4.36	4.16	4.8 %
EBIT	67.4	77.3	–12.8 %
Cash flow	73.8	70.1	5.3 %
Employees	Number	Number	
KRONES domestic	7,285	7,338	–0.7 %
KRONES Group without KOSME	8,401	8,511	–1.3 %
KRONES Group with KOSME	8,716	8,511	2.4 %

* Incl. KOSME, ** Incl. life cycle services, *** Undiluted/diluted

Statement of Income →
Group balance sheet →
Explanatory statement on the Group accounts →

0 A

KRONES Group profit-and-loss account
as of 30.09.03

	2003 01.01.–30.09. million €	2002 01.01.–30.09. million €	Difference %
Sales revenues	**1,064.7**	981.1	**8.5 %**
Stock movement	–22.4	–15.2	
Overall performance	**1,042.3**	965.9	**7.9 %**
Sales input	–450.7	–386.6	16.6 %
Gross profit	**591.6**	579.3	**2.1 %**
Personnel expenses	–347.7	–335.5	3.6 %
Balance of other revenues/expenditures	–148.6	–140.2	6.0 %
Asset depreciation	–27.9	–26.3	6.1 %
Financial result	0.6	0.9	–33.3 %
Profit from normal business activities	**68.0**	78.2	**–13.0 %**
Tax on earnings	–22.1	–34.4	–35.8 %
Profit after tax	**45.9**	43.8	**4.8 %**

KRONES Group profit-and-loss account
for the 3rd quarter of 2003

	2003 3rd quarter million €	2002 3rd quarter million €	Difference %
Sales revenues	**347.2**	311.2	**11.6 %**
Stock movement	–19.0	–7.7	
Overall performance	**328.2**	303.5	**8.1 %**
Sales input	–144.4	–119.7	20.6 %
Gross profit	**183.8**	183.8	**0.0 %**
Personnel expenses	–111.7	–106.5	4.9 %
Other revenues/expenditures	–49.1	–47.0	4.5 %
Asset depreciation	–9.3	–9.4	–1.1 %
Financial result	–0.1	–0.2	–50.0 %
Profit from normal business activities	**13.6**	20.7	**–34.3 %**
Tax on earnings	–2.1	–9.1	–76.9 %
Profit after tax	**11.5**	11.6	**–0.9 %**

KRONES Group balance-sheet
as of 30.09.03

Assets	30.09.03 million €	31.12.02 million €
Intangible assets	10.5	11.4
Tangible assets	221.6	219.3
Financial assets	1.8	18.9
Fixed assets	**233.9**	**249.6**
Inventories	138.0	165.1
Accounts receivable (trade debtors)	355.1	313.4
Accounts receivable from affiliated companies	2.6	5.1
Other assets	34.4	31.0
Short-term securities	0.7	0.9
Liquid assets	19.6	35.3
Current assets	**550.4**	**550.8**
Prepaid expenses and accrued income	**8.1**	**5.5**
Balance-sheet total	**792.4**	**805.9**

OC

KRONES Group balance-sheet
as of 30.09.03

Liabilities	30.09.03 million €	31.12.02 million €
Equity capital	**410.7**	**408.8**
Provisions	**272.6**	**271.4**
Liabilities to banks	0.7	0.7
Accounts payable	64.3	68.0
Due to affiliated companies	10.5	1.1
Other liabilities	33.6	55.8
Liabilities	**109.1**	**125.6**
Prepaid expenses and deferred income	**0.0**	**0.1**
Balance-sheet total	**792.4**	**805.9**

OD

Explanatory statement on the Group accounts
for the 3rd quarter of 2003

Basis of our accounting procedure

The results for the third quarter and Group results of KRONES AG have been prepared in accordance with the rules laid down in Volume Three of the HGB and AktG laws.

The consolidation, accounting and evaluation methods used correspond to those used in the Group end-of-year report from 31.12.2002.

Expenditures and revenues which are to be added on to the earnings from normal business activities, which are not seasonal and not normally produced until the end of the business year, are considered in the interim report to a degree which is proportionate to the period.

The interim report is in compliance with the principles of the DRS 6 regulations.

Companies embraced by consolidation

The results incorporate the results of five domestic subsidiaries (KETTNER GmbH merged on 1.1.2003 with KRONES AG) and 14 foreign subsidiaries (full consolidation).

The sub-group KOSME was included for the first time in 2003.

Because of their minor significance for the portrayal of the Group's assets, finances and results, the seventeen direct and two indirect subsidiaries are not embraced by the consolidated accounts.

← Group balance sheet



Dear shareholders and business associates,

Figures for the same period of the previous year exceeded for the fourth time in a row.

The Group figures presented by KRONES at the end of the third quarter are good. Viewed against the backdrop of what is still a difficult environment, we would even call them remarkable – even if they no longer reflect the rates of increase seen in the previous years. The still stagnating markets which are marked by a reluctance to invest and the resulting price-cutting competition no longer permit this.

Even so, we have succeeded in improving on our previous year's result for what is now the fourth time in a row: and have even achieved an 8.5 % increase in our sales figure. Our orders received have increased by 4.1 % and we have managed to increase our profit after tax by a further 4.8 %. All in all these are good figures which are exactly within our planned target corridor – however reaching them involved a great deal more effort and will continue to do so in the future. We at KRONES are prepared for this.

Volker Kronseder
Executive Chairman

Hans-Jürgen Thaus
Deputy Executive Chairman



Growth loses strength

There was still no sign of any real improvement in the general economic situation in the third quarter of the year. The continued weak economic growth was not the only thing to lead to a decline in companies' propensity to invest. Stagnating markets also have an effect on suppliers' price policies.

For KRONES as a heavily export-oriented company, the strengthened euro has also made trading in the North American and Asian dollar region more difficult. All of this beats down the sales figures and thus also the Group profits.

KRONES Group orders received on 30.09. in million €


2001
878.5
2002
1,030.4
2003
1,072.5

KRONES Group sales on 30.09. in million €


2001
848.2
2002
981.1
2003
1,064.7


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Sales rise by 8.5 %

In spite of all of this adverseness, the machines, systems and services offered by KRONES are selling better than ever – if the figures are anything to go by. The number of orders received for the first nine months of the current business year rose by 4.1 % to reach 1,072.5 million €. For the first time ever, the KRONES Group sales figure rose above the billion € mark in the first three quarters: to 1,064.7 million €). This corresponds to an 8.5 % increase.

The number of orders on hand for the KRONES Group amounted to 621.7 million € on 30th September 2003, 7.1 % down on the previous year's figure. This lower figure is the result of the lead times which have again been shortened compared to the previous year.

After having witnessed exponential growth rates in the previous years, profits no longer showed such strong growth due to price reductions. Profits after tax total 45.9 million €: a 4.8 % increase compared to the same period of the previous year.

KRONES Group profit after tax on 30.09. in million €


2001
36.7
2002
43.8
2003
45.9



KRONES Group segment reporting
January to September 2003

	Machines and complete lines for beverage production		Machines and complete lines for product bottling and decoration	
	2003	2002	2003	2002
	9 months	9 months	9 months	9 months
	million €	million €	million €	million €
Sales revenues	116.9	102.3	845.6	773.9
Net income	1.0	2.8	41.3	36.8
Employees (on 30.09.)	585	582	7,095	6,870
Return on sales	0.9 %	2.7 %	4.9 %	4.8 %

The Group segment which was traditionally the strongest paid a fundamental contribution to the strong turnover and good profit. The segment "Machines and complete lines for product filling and decoration" accounted for a 9.2 % increase in turnover reaching 845.6 million € and increased its surplus by 12.2 % to 41.3 million €. This corresponds to a return on sales of 4,9 %.



Machines and complete lines for packing and palletising		KRONES Group		
2003	2002	2003	2002	
9 months	9 months	9 months	9 months	
million €	million €	million €	million €	
102.2	104.9	1.064.7	981.1	Sales revenues
3.6	4.2	45.9	43.8	Net income
1,036	1,059	8,716	8,511	Employees (on 30.09.)
3.5 %	4.0 %	4.3 %	4.5 %	Return on sales

In the "Machines and complete lines for packing and palletising" segment, KRONES had to witness a 2.6 % fall in sales to 102.2 million €. This had much greater repercussions on the profit figure which fell by 14,3 % and the return on sales figure fell by 3.5 % after having been 4.0 % in the same period of the previous year.

The segment "Machines and complete lines for beverage production" had a double-figure increase in sales growth of 14.2 % to 116.9 million €. The return on sales was 0.9 %.



Impetus for positive development

Even though the economic situation may be difficult, we at KRONES are providing an impetus for our continued positive development. Developments beneficial to us are implemented in the PET sector. The plastic bottle continues to set the market trends. Internationally, more and more beverages are being filled in PET instead of in cartons and in Germany the compulsory deposit imposed on non-returnable bottles is leading to the introduction of beer in PET bottles. Different discount food chains have already ordered complete filling lines from KRONES. In addition to our traditionally strong position in the beverage industry, we are doing more and more business in the non-beverage sector with our machines and complete lines. Our "life cycle services" (after-sales-sector), which focuses on the maintenance and modernisation of the complete lines and machines supplied by us, also provides us with a great deal of potential.

Targets for 2003 are reached

Our Group figures from 30th September 2003 allow us to reiterate to the statements made in the mid-year report. They show that new highs are emerging in our company figures for the year 2003 as a whole. It is anticipated that KRONES sales will amount to over 1.4 billion € at the end of the year. This corresponds to a 9 % increase. The annual profit after tax will exceed 60 million € for the first time ever and thus lie above our 5 % growth target.


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100
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Ordinary shares on 30.09.2003


140 %
120 %
100 %
80 %
58.78 €
37.50 €
Jan
Febr
March
April
May
June
July
Aug
Sep
MDAX
Ordinary shares

Preference shares on 30.09.2003


140 %
120 %
100 %
80 %
60.00 €
38.70 €
Jan
Febr
March
April
May
June
July
Aug
Sep
MDAX
Preference shares



KRONES share value remains stable

As a result of the general recovery experienced by the stock exchanges, the KRONES shares traded in the MDAX have once again significantly increased in value. In the third quarter, our ordinary shares peaked at 58.78 € and were quoted at 54.00 € at the end of trading on 30th September – a 32 % increase since the start of the year when they were valued at 41.00 €.

After having already passed the 60 € mark in September, the KRONES preference shares were quoted at 55.50 € at the end of trading on 30th September, an increase of just under 28 % compared to the price quoted at the beginning of the year on 2nd January (43.50 €).

KRONES thus achieved the significant increase in value forecast by the good business trend. The positive feedback given during discussions with analysts leads us to anticipate a further rise.



Number of employees rises due to acquisition

Due to of the strained economic situation of the markets, KRONES started to work with the company's natural personnel fluctuation during the first half of the year and no longer filled any positions which became available. This caused a 0.7 % fall in the number of employees in Germany and, predominantly due to restructurisation measures carried out at KRONES in the USA, a 1.3 % fall was recorded in Group as a whole. However the inclusion of the KOSME Group – an Austrian-Italian company which produces filling lines and packaging machines for the low output range – caused the number of employees to rise again by 315.

Thus on 30th September 2003, the KRONES Group employed 8,716 people worldwide, 205 or 2.4 % more than on the same date of the previous year. 7,285 people were employed in our factories in Germany and 1,431 in our foreign subsidiaries.

Number of KRONES Group employees on 30.09.


2001
8,304
2002
8,511
2003
8,716*

* Including 315 KOSME employees (initial consolidation in 2003)

Innovation stimulates demand

KRONES consistently relies on innovations – which we also implement in minor areas. Technical improvements and innovations such as the ones we will be presenting at the Brau Beviale 2003 exhibition in Nürnberg – for example a new kind of inspection technology, a new-style labelling machine and optimisations to the rotary-column robot – also demonstrate our ability to see things from the customers' viewpoint and to find specific and individual solutions for special demands. Our research and development activities provide the guarantors for our technological leadership and thus the basis for our growth.





Outlook

Our assessment which we already stated in our mid-term report still remains the same. There is still no sign of a radical improvement in the general economic situation – a stimulation of investment in the beverage industry is not in sight and there is also no end to the pricing pressure in the foreseeable future.

We have adjusted ourselves to this situation using a "slim" method of planning. In addition to consistent cost control and a restrictive personnel policy, our measures include the continued optimisation of process procedures within the company.

But we will not lose sight of our targets: to strengthen KRONES leading position in the packaging machine industry through further innovations and to have an excellent economic status. After presenting the current quarterly figures for 2003, we now know that we will succeed in doing so. And we also want to use this result to measure our achievements again in the year 2004.

Equity capital accounts of the KRONES Group
as of 30.09.03

Evolution of equity capital	Subscribed capital million €	Capital reserve million €	Revenue reserve million €	Group profit carried forward million €	Running Group profit million €	Other equity cap. positions million €	Shares in third-party ownership million €	Total million €
As of 31.12.2001	26.9	103.7	181.2	18.4	50.3	–	0.5	381.0
Carried forward to the new account	–	–	–	50.3	–50.3	–	–	0.0
Dividend payments	–	–	–	–9.8	–	–	–	–9.8
Allocations to revenue reserves	–	–	15.0	–15.0	–	–	–	–
Period surplus for 9 months in 2002	–	–	–	–	43.8	–	–	43.8
Profit-neutral adjustment of other equity capital positions	–	–	–	–	–	–3.9	–	–3.9
Shares in third-party ownership	–	–	–	–	–	–	–	0.0
As of 30.09.2002	26.9	103.7	196.2	43.9	43.8	–3.9	0.5	411.1
Change due to initial consolidation	–	–	0.5	–	–	–	–0.5	0.0
Allocations to revenue reserves	–	–	30.0	–30.0	–	–	–	–
Period surplus for the 4th quarter 2002	–	–	–	–	13.5	–	–	13.5
Profit-neutral adjustment of other equity capital positions	–	–	–17.2	–2.5	–	3.9	–	–15.8
As of 31.12.2002	26.9	103.7	209.5	11.4	57.3	0.0	0.0	408.8
Carried forward to the new account	–	–	–	57.3	–57.3	–	–	0.0
Change due to initial consolidation	–	–	–19.6	–	–	–	2.4	–17.2
Dividend payments	–	–	–	–10.9	–	–	–	–10.9
Allocations to revenue reserves	–	–	22.5	–22.5	–	–	–	0.0
Period surplus for 9 months in 2003	–	–	–	–	45.9	–	–	45.9
Profit-neutral adjustment of other equity capital positions	–	–12.8	–	–	–	–3.1	–	–15.9
As of 30.09.2003	26.9	90.9	212.4	35.3	45.9	–3.1	2.4	410.7

KRONES Group statement of sources and application of funds		
	2003	2002
	9 months	9 months
	million €	million €
Periodic profit	45.9	43.8
Depreciation/appreciation on fixed asset items	27.9	26.3
Increase in provisions and accruals	1.1	25.7
Other non-transactional measures Expenditures/revenues	2.8	2.8
Profit from the disposal of fixed assets	–1.1	–0.1
Changes in inventories, accounts receivable and other assets not assigned to investment or financingactivities	–18.1	–44.7
Changes in accounts payable and other liabilities not assigned to investment or financing activities	–16.5	–15.1
Cash flow from current business activities	**42.0**	38.7
Receipts from sales of tangible assets	0.8	0.3
Moneys paid out for investment in tangible assets	–29.3	–38.6
Moneys paid out for investment in intangible assets	–2.4	–2.1
Moneys paid out for investment in financial assets	0.0	0.0
Moneys paid out for the acquisition of consolidated companies and other business units	0.0	0.0
Cash flow from investment	**–30.9**	–40.4
Moneys paid out to share holders	–10.9	–9.8
Increase in financial credits	0.0	–1.1
Cash flow from financial activities	**–10.9**	–10.9
Change in liquid funds	0.2	–12.6
Changes to liquid funds due to exchange rates, consolidation and evaluation	–16.1	–5.6
Liquid funds at the start of the period	**36.2**	62.4
Liquid funds at the end of the period	**20.3**	44.2

KRONES AG
Investor Relations
Böhmerwaldstraße 5
D-93068 Neutraubling

Telephone: 00 49/94 01/70 32 58
Fax: 00 49/94 01/70 34 96
E-mail: investor-relations@krones.com
Internet: www.krones.com